Filed Pursuant to Rule 433

Registration No. 333-208009

PRICING TERM SHEET

November 29, 2016

AVNET, INC.

$300,000,000 3.750% Notes due 2021

Issuer:	Avnet, Inc.

Title of Securities:	3.750% Notes due 2021

Type of Offering:	SEC-registered

Size:	$300,000,000

Maturity:	December 1, 2021

Coupon:	3.750%

Interest Rate Adjustment:	The interest rate on the notes is subject to adjustment as described in the preliminary prospectus supplement.

Price to Public (Issue Price):	99.779% of principal amount

Yield to Maturity:	3.799%

Benchmark Treasury:	UST 1.750% due November 30, 2021

Spread to Benchmark Treasury:	200 bps

Benchmark Treasury Price and Yield:	99-24+; 1.799%

Interest Payment Dates:	June 1 and December 1, commencing on June 1, 2017

Denominations:	$2,000 x $1,000

Make-Whole Call:	Make-whole call at any time prior to November 1, 2021 at the greater of 100% of the principal amount of the notes being redeemed or the discounted present value of the remaining scheduled payments of principal and interest at the treasury rate plus 30 basis points, plus accrued and unpaid interest to the date of redemption.

Par Call:	At any time on or after November 1, 2021, we may redeem all or any part of the notes at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon.

Change of Control:	If a Change of Control Triggering Event occurs, putable at 101% of principal amount of notes repurchased plus accrued and unpaid interest to the date of repurchase.

Trade Date:	November 29, 2016

Settlement Date:	T+3; December 2, 2016

CUSIP/ISIN:	053807 AT0 / US053807AT01

Ratings*:	Baa3 / BBB– (Negative / Negative)

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC MUFG Securities Americas Inc.

Co-Managers:

Scotia Capital (USA) Inc.

BNP Paribas Securities Corp.

Mizuho Securities USA Inc

U.S. Bancorp Investments, Inc.

HSBC Securities (USA) Inc.

PNC Capital Markets LLC

SMBC Nikko Securities America, Inc.

Wells Fargo Securities, LLC

*A rating reflects only the view of a rating agency and is not a recommendation to buy, sell or hold the Securities. Any rating can be revised upward or downward or withdrawn at any time by a rating agency, if it decides that circumstances warrant that change.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement thereto and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement thereto if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or J.P. Morgan Securities LLC collect at (212) 834-4533.

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